EXHIBIT 4

Contacts:

For Media:	For Investors:
Kekst and Company	Morrow & Co.
Victoria Weld	Eric Olson/Mike Verrechia
212-521-4800	203-658-9400

FOR IMMEDIATE RELEASE

Breeden Capital Management LLC Reiterates Vital Importance of Electing New Directors to Board of Applebee’s International, Inc.

-- Proposals Need To Be Evaluated By A Board With Real Independence And Fresh Thinking, Not By The Architects Of Past Failures --

Greenwich, CT., February 13, 2007. Breeden Capital Management LLC, a Greenwich, CT., based investment fund manager, issued the following statement from Richard C. Breeden, Chairman and Chief Executive Officer of Breeden Capital Management, LLC, in response to the press release issued earlier today by Applebee’s International, Inc. (“Applebee’s”) (NASDAQ: APPB).

“After months of delay and indecision, the Applebee’s board has announced the formation of a special committee to study a potential recapitalization or restructuring as Breeden Partners has urged them to do since October of last year. Though this is but a belated first step to begin benefiting Applebee’s shareholders, we are nonetheless pleased that the board has recognized the need to do something in the face of a failed strategy and prolonged deterioration in operating fundamentals.

Applebee’s recent history is one of pronouncements that are not followed by action. What counts is whether Applebee’s actually implements sensible changes in strategy, capital allocation and board leadership to deliver more of the company’s intrinsic value to shareholders. We hope the company will not contemplate using this announcement as a pretext to delay the annual meeting or to entertain a sale of the company at valuations reflecting current depressed EBITDA levels.

This announcement demonstrates the vital importance of adding our proposed slate of directors to the Applebee’s board. Restructuring or sale proposals need to be evaluated by a board with real independence and fresh thinking, not by the architects of past failures. Therefore, we strongly believe that any final decisions on proposed transactions resulting from this review should only be taken by the new board, not the current group. Once the new board is in place, necessary actions can be taken to move Applebee’s into the ranks of top performers, with commensurate valuation.”

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SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY BREEDEN CAPITAL MANAGEMENT LLC, BREEDEN PARTNERS L.P., BREEDEN PARTNERS (CALIFORNIA) L.P., BREEDEN PARTNERS HOLDCO LTD., RICHARD C. BREEDEN, STEVEN J. QUAMME, RAYMOND G.H. SEITZ, LAURENCE E. HARRIS AND CERTAIN OF THEIR AFFILIATES FROM THE SHAREHOLDERS OF APPLEBEE’S FOR USE AT THE 2007 ANNUAL MEETING OF SHAREHOLDERS OF APPLEBEE’S WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF APPLEBEE’S AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV OR BY CONTACTING MORROW & CO., INC. BY TELEPHONE AT (203)-658-9400 OR BY E-MAIL AT APPLEBEESINFO@MORROWCO.COM. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 14A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY BREEDEN PARTNERS ON DECEMBER 11, 2006.

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